EXHIBIT 21

SUBSIDIARIES OF THE COMPANY

Additional Name Under
	Organized under the	Which Subsidiary Does
Name of Subsidiary	laws of	Business
Sun Hydraulik Holdings Limited	England and Wales	Sun Hydraulics
Sun Hydraulics Limited	England and Wales	Sun Hydraulics
Sun Hydraulik GmbH	The Federal Republic of Germany	Sun Hydraulics
Sun Hydraulics Korea Corporation	Korea	Sun Hydraulics
Sun Hydraulics S.A.R.L.	France	Sun Hydraulics